UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION”

(GROUPE DELHAIZE)

(Koninklijke Ahold Delhaize N.V. as successor by merger to Etablissements Delhaize Frères et Cie “Le Lion”

(Groupe Delhaize))

(Exact name of registrant as specified in its charter)*

Delhaize Brothers and Co. “The Lion” (Delhaize Group)

(Translation of Registrant’s name into English)*

c/o Koninklijke Ahold Delhaize N.V.

Provincialeweg 11

1506 MA Zaandam

The Netherlands

Tel: +31-88-659-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, without nominal value

American Depository Shares (as evidenced by American Depository Receipts), each representing one quarter of one

Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

On July 24, 2016, pursuant to that certain Merger Agreement (the “Merger Agreement”), dated June 24, 2015, between Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) (“Delhaize Group”) and Koninklijke Ahold N.V. (“Royal Ahold”), Delhaize Group merged with and into Royal Ahold (the “Merger”), with Royal Ahold surviving the Merger under the name “Koninklijke Ahold Delhaize N.V.” (“Royal Ahold Delhaize”).

Pursuant to the requirements of the Securities Exchange Act of 1934, Royal Ahold Delhaize, as successor by merger to Delhaize Group, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 4, 2016	KONINKLIJKE AHOLD DELHAIZE N.V.

By: /s/ Jeff Carr
Name: Jeff Carr
Title: Chief Financial Officer